TOP SHIPS INC.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

May 5, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TOP Ships Inc.
Registration Statement on Form F-1
Originally filed on April 24, 2026
File No. 333-295328

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1, as amended, that was originally filed with the U.S. Securities and Exchange Commission on April 24, 2026, be accelerated so that it will be made effective at 12:30 p.m. Eastern time on May 7, 2026, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at +1 (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:   /s/ Alexandros Tsirikos

Name: Alexandros Tsirikos

Title: Director and Chief Financial Officer